UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) June 25, 2015



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

Winnebago Industries, Inc. is filing herewith a press release issued on June 25, 2015, as Exhibit 99.1 which is incorporated by reference herein. The press release was issued to report earnings for the third quarter Fiscal 2015 ended May 30, 2015.

Item 7.01 Regulation FD Disclosure; 8.01 Other Events.

Winnebago Industries, Inc. (Winnebago Industries) is filing herewith a press release issued on June 25, 2015, as Exhibit 99.1 which is included herein. The press release was issued to report that on June 17, 2015, the Board of Winnebago Industries, Inc. approved a quarterly cash dividend of $0.09 per share of common stock, payable on August 5, 2015 to shareholders of record at the close of business on July 22, 2015.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

**Exhibit
Number Description**
99.1   Press release of Winnebago Industries, Inc. dated June 25, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.
(Registrant)

Date:	June 25, 2015	By:	/s/ Randy J. Potts
		Name:	Randy J. Potts
		Title:	Chairman of the Board, Chief Executive Officer and President


News Release

Contact: Samantha Dugan - Investor Relations - 641-585-6160 - sdugan@wgo.net

Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES ANNOUNCES THIRD QUARTER FISCAL 2015 RESULTS
- Strong Quarterly Operating Cash Flow Generation of $52.6 Million -
-- Board of Directors Approve Quarterly Cash Dividend of $0.09 Per Share --

FOREST CITY, IOWA, June 25, 2015 - Winnebago Industries, Inc. (NYSE:WGO), a leading United States recreation vehicle manufacturer, today reported financial results for the Company's third quarter of Fiscal 2015.

Third Quarter Fiscal 2015 Results
Revenues for the Fiscal 2015 third quarter ended May 30, 2015, were $266.5 million, an increase of 7.6%, versus $247.7 million for the Fiscal 2014 period. Operating income was $16.1 million for the current quarter compared to $15.6 million in the third quarter of last year. Fiscal 2015 third quarter net income was $11.5 million, or $0.43 per diluted share, versus $11.4 million, or $0.42 per diluted share, in the same period last year.

Gross margin improved on a sequential quarter basis as motorized manufacturing inefficiencies moderated. However, on a year-over-year basis gross margin was slightly lower, a result of costs related to inefficiencies, partly offset by improved towable results. Operating expenses increased in the third quarter of Fiscal 2015 compared to the third quarter of Fiscal 2014 and included $0.8 million of incremental general and administrative expenses associated with two previously disclosed strategic initiatives related to Enterprise Resource Planning (ERP) implementation and strategic sourcing, as well as $0.5 million for the impairment of fixed assets in relation to the Company's corporate plane, which is being held for sale. Additionally, the Fiscal 2014 third quarter included a gain on life insurance of $0.7 million.

Compared to the same period of last year, motorhome revenues increased 7.4% in the Fiscal 2015 third quarter, primarily a result of motorhome unit shipment growth of 11.4%, partly offset by lower average selling price (ASP) of 3.1%. In the Fiscal 2015 period, motorized unit volume growth was partly attributable to a greater level of units recognized as revenue from the Apollo rental program compared to the Fiscal 2014 third quarter, as the 2015 rental program did not impose a repurchase obligation on Winnebago. In the Fiscal 2014 third quarter, a majority of the Apollo rental units were recognized as operating leases due to the repurchase obligation. Year over year, in the Fiscal 2015 third quarter, towable revenue grew 15.9%, comprised of a 12.4% increase in ASP and 2.1% growth in unit shipments.

First Nine Months Fiscal 2015 Results
Revenues for the first nine months of Fiscal 2015 were $725.5 million, an increase of 3.8%, from $699.2 million for the same period of Fiscal 2014. The sales growth was primarily comprised of motorhome unit growth of 5.3% and towable ASP and unit growth of 11.6% and 6.0%, respectively. Net income in the Fiscal 2015 first nine months was $29.5 million, or $1.09 per diluted share, versus $32.1 million, or $1.16 per diluted share, last year. Winnebago motorhome retail registrations increased 12% on a trailing 12-month basis, while Winnebago towable retail registrations increased 8% on a trailing 12-month basis, based on internally reported retail information.

Quarterly Cash Dividend

On June 17, 2015, the Company's board of directors approved a quarterly cash dividend of $0.09 per share payable on August 5, 2015 to common stockholders of record at the close of business on July 22, 2015.

Management Comments

Chairman, CEO and President Randy Potts commented, "Year over year, third quarter results came in quite strong, despite costs related to our two strategic initiatives, an impairment charge and the absence of the life insurance gain from last year. Our continued investment in an ERP system and strategic sourcing project are progressing on schedule, and while they have an impact on our near-term earnings, we anticipate they will benefit us in the future through improved efficiencies. We also made additional investments to expand motorized capacity through the purchase of a facility in Waverly, Iowa. In addition, to further our commitment to our towables business, we purchased our previously leased towables assembly facilities in Middlebury, Indiana.

"We are pleased with growth of 11% in our motorized bookings over the trailing twelve months, which is aligned with our retail registration growth over the same period. We are also pleased with the continued impressive performance by our towables group where we experienced six consecutive quarters of profitability, including growth in both revenues and operating income. With our lineup of industry leading recreation vehicles, coupled with favorable consumer demand and RVIA's current projection for further industry growth through calendar 2016, we believe we are well positioned to generate improved financial results."

Chief Financial Officer Sarah Nielsen added, "By using $34 million of cash from operations in the first six months of Fiscal 2015, primarily through investments in inventory and receivables, we were able to generate strong operating cash flow of $52.6 million in the third quarter resulting in cash provided by operating activities of $18.6 million year to date compared to $10.2 million this time last year. Meanwhile, notwithstanding $9.0 million of capital expenditures during the third quarter largely attributable to the purchase of facilities in Indiana and Iowa, we ended the quarter with no debt and a cash position of $49.2 million. We remain on target for planned capital expenditures of $15 to $20 million for this fiscal year."

Conference Call

Winnebago Industries, Inc. will conduct a conference call to discuss third quarter Fiscal 2015 results at 9 a.m. Central Time today. Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://investor.wgo.net. The event will be archived and available for replay for the next 90 days.

About Winnebago Industries

Winnebago Industries, Inc., "The Most Recognized Name in Motor Homes®", is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers, fifth wheel products, and transit buses. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit http://www.wgo.net/investor.html.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to merger and acquisition activities, unexpected expenses related to ERP and Strategic Sourcing projects, compliance with environmental or other regulatory requirements and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

# # #

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Income
(In thousands, except percent and per share data)

	Quarter Ended			
	May 30, 2015		May 31, 2014	
Net revenues	$ 266,510	100.0%	$ 247,747	100.0%
Cost of goods sold	238,327	89.4%	221,266	89.3%
Gross profit	28,183	10.6%	26,481	10.7%
Operating expenses:				
Selling	5,150	1.9%	4,887	2.0%
General and administrative	6,453	2.4%	6,005	2.4%
Impairment on fixed assets	462	0.2%	—	—%
Total operating expenses	12,065	4.5%	10,892	4.4%
Operating income	16,118	6.0%	15,589	6.3%
Non-operating income	—	—%	735	0.3%
Income before income taxes	16,118	6.0%	16,324	6.6%
Provision for taxes	4,616	1.7%	4,939	2.0%
Net income	$ 11,502	4.3%	$ 11,385	4.6%
Income per common share:				
Basic	$ 0.43		$ 0.42	
Diluted	$ 0.43		$ 0.42	
Weighted average common shares outstanding:				
Basic	26,932		27,209	
Diluted	27,030		27,319	

Percentages may not add due to rounding differences.

	Nine Months Ended			
	May 30, 2015		May 31, 2014	
Net revenues	$ 725,456	100.0%	$ 699,228	100.0 %
Cost of goods sold	648,629	89.4%	623,940	89.2 %
Gross profit	76,827	10.6%	75,288	10.8 %
Operating expenses:				
Selling	14,703	2.0%	13,709	2.0 %
General and administrative	19,154	2.6%	16,577	2.4 %
Impairment (gain) on fixed assets	462	0.1%	(629)	(0.1)%
Total operating expenses	34,319	4.7%	29,657	4.2 %
Operating income	42,508	5.9%	45,631	6.5 %
Non-operating income	35	—%	752	0.1 %
Income before income taxes	42,543	5.9%	46,383	6.6 %
Provision for taxes	13,050	1.8%	14,259	2.0 %
Net income	$ 29,493	4.1%	$ 32,124	4.6 %
Income per common share:				
Basic	$ 1.09		$ 1.17	
Diluted	$ 1.09		$ 1.16	
Weighted average common shares outstanding:				
Basic	26,942		27,552	
Diluted	27,042		27,666	

Percentages may not add due to rounding differences.

Winnebago Industries, Inc.
Unaudited Consolidated Balance Sheets
(In thousands)

	May 30, 2015		Aug 30, 2014	
ASSETS				
Current assets:				
Cash and cash equivalents	$	49,215	$	57,804
Receivables, net		65,198		69,699
Inventories		122,575		112,848
Net investment in operating leases		—		15,978
Prepaid expenses and other assets		8,450		5,718
Income taxes receivable and prepaid		190		5
Deferred income taxes		5,907		9,641
Total current assets		251,535		271,693
Total property and equipment, net		34,646		25,135
Investment in life insurance		25,843		25,126
Deferred income taxes		24,164		24,029
Goodwill		1,228		1,228
Other assets		9,329		11,091
Total assets	$	346,745	$	358,302
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	29,547	$	33,111
Income taxes payable		—		2,927
Accrued expenses		44,606		47,631
Operating lease repurchase obligations		—		16,050
Total current liabilities		74,153		99,719
Non-current liabilities:				
Unrecognized tax benefits		2,619		3,024
Postretirement health care and deferred compensation benefits, net of current portion		59,211		62,811
Total non-current liabilities		61,830		65,835
Stockholders' equity		210,762		192,748
Total liabilities and stockholders' equity	$	346,745	$	358,302

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Nine Months Ended	
	May 30, 2015	May 31, 2014
Operating activities:		
Net income	$ 29,493	$ 32,124
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,284	2,962
LIFO expense	1,041	934
Asset impairment	462	—
Stock-based compensation	1,739	1,694
Deferred income taxes	2,793	464
Postretirement benefit income and deferred compensation expenses	(587)	(752)
Provision for doubtful accounts	—	1
Gain on disposal of property	(20)	(712)
Gain on life insurance	—	(726)
Increase in cash surrender value of life insurance policies	(657)	(651)
Change in assets and liabilities:		
Inventories	(10,768)	(6,128)
Receivables, prepaid and other assets	3,581	(26,349)
Investment in operating leases, net of repurchase obligations	(72)	(429)
Income taxes and unrecognized tax benefits	(2,375)	1,986
Accounts payable and accrued expenses	(6,308)	8,851
Postretirement and deferred compensation benefits	(3,049)	(3,080)
Net cash provided by operating activities	18,557	10,189
Investing activities:		
Proceeds from the sale of investments	—	2,350
Proceeds from life insurance	—	1,737
Purchases of property and equipment	(14,174)	(7,005)
Proceeds from the sale of property	43	2,403
Other	435	(1,123)
Net cash used in investing activities	(13,696)	(1,638)
Financing activities:		
Payments for purchase of common stock	(6,166)	(24,324)
Payments of cash dividends	(7,324)	—
Proceeds from exercise of stock options	—	2,080
Borrowings on loans	22,000	—
Repayment of loans	(22,000)	—
Other	40	(94)
Net cash used in financing activities	(13,450)	(22,338)
Net decrease in cash and cash equivalents	(8,589)	(13,787)
Cash and cash equivalents at beginning of period	57,804	64,277
Cash and cash equivalents at end of period	$ 49,215	$ 50,490
Supplemental cash flow disclosure:		
Income taxes paid	$ 12,631	$ 11,814
Interest paid	$ 10	$ —

Winnebago Industries, Inc.
Unaudited Deliveries

	Quarter Ended				Change	
(In units)	May 30, 2015	Product Mix % (1)	May 31, 2014	Product Mix % (1)	Units	% Change
Class A gas	601	23.2%	786	33.7%	(185)	(23.5)%
Class A diesel	285	11.0%	280	12.0%	5	1.8 %
Total Class A	886	34.1%	1,066	45.7%	(180)	(16.9)%
Class B	270	10.4%	224	9.6%	46	20.5 %
Class C	1,440	55.5%	1,041	44.7%	399	38.3 %
Total motorhomes	2,596	100.0%	2,331	100.0%	265	11.4 %
Travel trailer	598	80.6%	598	82.3%	—	— %
Fifth wheel	144	19.4%	129	17.7%	15	11.6 %
Total Towables	742	100.0%	727	100.0%	15	2.1 %

	Nine Months Ended				Change	
(In units)	May 30, 2015	Product Mix % (1)	May 31, 2014	Product Mix % (1)	Units	% Change
Class A gas	1,740	25.9%	2,085	32.6%	(345)	(16.5)%
Class A diesel	883	13.1%	1,133	17.7%	(250)	(22.1)%
Total Class A	2,623	39.0%	3,218	50.4%	(595)	(18.5)%
Class B	735	10.9%	524	8.2%	211	40.3 %
Class C	3,373	50.1%	2,649	41.4%	724	27.3 %
Total motorhomes	6,731	100.0%	6,391	100.0%	340	5.3 %
Travel trailer	1,567	82.8%	1,468	82.2%	99	6.7 %
Fifth wheel	326	17.2%	318	17.8%	8	2.5 %
Total Towables	1,893	100.0%	1,786	100.0%	107	6.0 %

(1) Percentages may not add due to rounding differences.

Unaudited Backlog

	As Of				Change	
	May 30, 2015		May 31, 2014			%
	Units	% (1)	Units	% (1)	Units	Change
Class A gas	584	25.6%	752	31.9%	(168)	(22.3)%
Class A diesel	157	6.9%	280	11.9%	(123)	(43.9)%
Total Class A	741	32.5%	1,032	43.8%	(291)	(28.2)%
Class B	243	10.7%	264	11.2%	(21)	(8.0)%
Class C	1,295	56.8%	1,061	45.0%	234	22.1 %
Total motorhome backlog(2)	2,279	100.0%	2,357	100.0%	(78)	(3.3)%
Travel trailer	155	86.6%	224	73.9%	(69)	(30.8)%
Fifth wheel	24	13.4%	79	26.1%	(55)	(69.6)%
Total towable backlog (2)	179	100.0%	303	100.0%	(124)	(40.9)%
Total approximate backlog revenue dollars (in 000's):						
Motorhomes	$ 196,915		$ 219,676		$ (22,761)	(10.4)%
Towables	4,512		6,072		(1,560)	(25.7)%

(1) Percentages may not add due to rounding differences.

(2) Our backlog includes all accepted orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Unaudited Dealer Inventory

	Units As Of		Change	
	May 30, 2015	May 31, 2014		
Motorhomes	4,501	3,798	703	18.5%
Towables	1,823	1,775	48	2.7%